UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                      HOSPITALITY WORLDWIDE SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                  44106N 10 0
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                                 (CUSIP number)

Robert A. Berman                                Robert H. Friedman, Esq.
Hospitality Worldwide Services, Inc.            Olshan Grundmam Frome Rosenzweig
450 Park Avenue, Suite 2603                        & Wolosky LLP
New York, New York  10022                       505 Park Avenue
(212) 223-0699                                  New York, New York 10022
                                                (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  April 1, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                             ------------------------------
CUSIP No. 44106N 10 0                13D          Page 2 of 6 Pages
---------------------                             ------------------------------


================================================================================
          1     NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Robert A. Berman
                         ###-##-####
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          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
          3     SEC USE ONLY
--------------------------------------------------------------------------------
          4     SOURCE OF FUNDS*
                         PF
--------------------------------------------------------------------------------
          5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
          6     CITIZENSHIP OR PLACE OR ORGANIZATION

                         United States Citizen
--------------------------------------------------------------------------------
  NUMBER OF       7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                    735,598
   OWNED BY      ---------------------------------------------------------------
     EACH         8         SHARED VOTING POWER
  REPORTING
 PERSON WITH                     Not Applicable
                 ---------------------------------------------------------------
                  9         SOLE DISPOSITIVE POWER

                                 735,598
                 ---------------------------------------------------------------
                 10         SHARED DISPOSITIVE POWER

                                 Not Applicable
--------------------------------------------------------------------------------
          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                                 735,598
--------------------------------------------------------------------------------
          12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES*                                      / /
--------------------------------------------------------------------------------
          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.5%
--------------------------------------------------------------------------------
          14            TYPE OF REPORTING PERSON*
                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                             ------------------------------
CUSIP No. 44106N 10 0                13D          Page 3 of 6 Pages
---------------------                             ------------------------------

Item 1.   Security and Issuer
          -------------------

          The title of the class of equity security to which this statement relates is the Common Stock, $.01 par value of Hospitality Worldwide Services, Inc., a New York corporation ("Hospitality"). The principal executive office of Hospitality is located at 450 Park Avenue, Suite 2603, New York, New York 10022.


Item 2.   Identity and Background
          -----------------------

          (a)  This statement is being filed by Robert A. Berman.

          (b) Mr. Berman has a business address at 450 Park Avenue, Suite 2603, New York, New York 10022.

          (c) Mr. Berman is the Chairman of the Board and Chief Executive Officer of Hospitality.

          (d) During the last five years, Mr. Berman has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Berman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)  Mr. Berman is a citizen of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          On  March  26,  1998,   Watertone  Holdings  LP,  a  Delaware  limited
partnership ("Watertone") distributed an aggregate of 1,100,000 shares of Hospitality common stock amongst its equity holders. Mr. Berman is an equity holder in Watertone and received 474,085 shares of Hospitality common stock in this distribution.

          On November 13, 1998, Mr. Berman purchased 10,000 shares of Hospitality common stock on the open market at a purchase price of $5.0625 per share. These shares were purchased with personal funds.

          On December 11, 1998, Watertone distributed a portion of its assets to its equity holders. As part of such distribution, Mr.

---------------------                             ------------------------------
CUSIP No. 44106N 10 0                13D          Page 4 of 6 Pages
---------------------                             ------------------------------


Berman elected to receive the value of his equity interest in the form of Hospitality common stock, which distribution amounted to an aggregate of 66,666 shares of such common stock.

          On April 1, 1999, Mr. Berman purchased 184,847 shares of Hospitality common stock in a privately negotiated transaction at a purchase price of $2.33 per share. These shares were purchased with personal funds. This purchase caused Mr. Berman to become a 5% shareholder in Hospitality.


Item 4.   Purpose of Transaction.
          ----------------------

          Mr. Berman intends to hold the acquired shares of common stock for investment purposes and not to facilitate a possible acquisition of control of Hospitality. Notwithstanding the foregoing, however, depending on the pricing, availability of the common stock, future developments at and pertaining to Hospitality, other investment and business opportunities available to Mr. Berman, and general economic conditions, Mr. Berman may determine to purchase, in the open market, in privately negotiated transactions, or otherwise, additional shares of common stock or otherwise seek to obtain control of Hospitality. In addition, depending on the factors described above, Mr. Berman also may determine to sell in the open market, in privately negotiated transactions, or otherwise, all or part of their shares of Hospitality common stock.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) As of the date hereof, Mr. Berman holds 735,598 shares of Hospitality common stock. Such shares constitute 5.5% of the shares of Hospitality common stock outstanding as of the date hereof. As of the date hereof there were 13,354,164 shares of Hospitality common stock outstanding.

          (b) Mr. Berman has sole power to vote and to dispose of all of the shares of Hospitality common stock referred to in paragraph (a) above.

          (c) See "Item 3. Source and Amount of Funds and Other Consideration" for information as to shares of Hospitality common stock recently acquired or disposed of by Mr. Berman. Except as disclosed therein, Mr. Berman has not acquired, within the past 60 days, any shares of Hospitality common stock.

          (d) No person, other than Mr. Berman, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Hospitality common stock that are the subject of this Schedule 13D.

---------------------                             ------------------------------
CUSIP No. 44106N 10 0                13D          Page 5 of 6 Pages
---------------------                             ------------------------------


Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         None.


Item 7.  Material Exhibits to Schedule 13D.

         None.

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CUSIP No. 44106N 10 0                13D          Page 6 of 6 Pages
---------------------                             ------------------------------


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 21, 1999




                                             /s/ Robert A. Berman
                                             -----------------------------------
                                             Robert A. Berman